FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: June 13, 2005	Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic introduces 14 new Internet casino games
 With Casino Bonus Pack 7, blue-chip e-gaming software leader offers more popular, innovative games

June 13, 2005 (Toronto, ON) – CryptoLogic Inc., a leading blue-chip e-gaming software developer to the global Internet gaming market, today announced the introduction of 14 new casino games to its ever-expanding product suite used by many of the world’s top Internet casinos. Bonus Pack 7, offered through CryptoLogic’s subsidiary, WagerLogic Limited, debuts 12 new variations of highly-popular, multi-line video slots and two new scratch card games — the first ever developed by CryptoLogic.

“CryptoLogic’s strength lies in developing – and delivering – innovative games that Internet gamers truly enjoy playing,” said Lewis Rose, CryptoLogic’s President and CEO. “Players love the excitement of multi-line slot play with added elements of skill through arcade-style bonus rounds. Bonus Pack 7 extends CryptoLogic’s competitive lead with a fresh array of multi-level video slots, more bonus features, and more chances to win. That’s exciting news for our customers, for their players, and for our business.”

Responding to the huge popularity of the company’s first 20-line slot game introduced last year, Bonus Pack 7 features eight new 20-line themed slots, including Around the World, Reel Renovations and Daily Horoscope. There are also four additional 9-line video slots, including Mr. Rich, a new Rapid Fire jackpot slot, and a multi-line version of the favourite Millionaires Club™ progressive jackpot game — which has already netted one lucky winner a record-breaking US$774,024 jackpot.

The new software package also introduces the first Scratch Card games ever offered by WagerLogic — High Fashion and Money Farm. The new games are an entertaining addition to WagerLogic’s rapidly expanding portfolio.

As a pioneer and global leader in the $12 billion online gaming industry, CryptoLogic continues to strengthen its position with a growing range of software products for the world’s major Internet casino and poker markets. The company is also expanding its system capacity to accommodate rapid growth and player demand, and continues to work with many of the world’s most trusted gaming brands.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world leading, blue-chip public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies in the world with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtich@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.